UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09060J106

(CUSIP Number)

Broadfin Capital, LLC

300 Park Avenue, 25th Floor

New York, New York 10022

(212) 808-2460

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,278,819
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,278,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN HEALTHCARE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,278,819
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,278,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 09060J106

1	NAME OF REPORTING PERSON

KEVIN KOTLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,278,819
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,278,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 09060J106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Biodelivery Sciences International, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4131 ParkLake Ave., Suite 225, Raleigh, North Carolina 27612.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Broadfin Capital, LLC, a Delaware limited liability company (“Broadfin Capital”), which serves as the investment manager of Broadfin Master (as defined below);
(ii)	Broadfin Healthcare Master Fund, Ltd., a Cayman Islands exempted company (“Broadfin Master”); and
(iii)	Kevin Kotler, who serves as the managing member of Broadfin Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Broadfin Capital and Mr. Kotler is 300 Park Avenue, 25th Floor, New York, New York 10022. The address of the principal office of Broadfin Master is 20 Genesis Close, Ansbacher House, Second Floor, P.O. Box 1344, Grand Cayman KY1-1108, Cayman Islands. The officers and directors of Broadfin Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Broadfin Capital is serving as the investment manager of Broadfin Master. The principal business of Broadfin Master is purchasing, holding and selling securities for investment purposes. The principal occupation of Mr. Kotler is serving as the managing member of Broadfin Capital.

(d)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Kotler is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

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CUSIP No. 09060J106

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by Broadfin Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except for 1,631,079 Shares, which were acquired pursuant to a securities offering dated November 27, 2012. The aggregate purchase price of the 4,278,819 Shares owned by Broadfin Master is approximately $16,571,654, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Following recent discussions between the Reporting Persons and the Issuer in late March 2018, the Issuer indicated to the Reporting Persons that the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Issuer’s board of directors (the “Board”) would be considering the addition of a stockholder representative to the Board. On April 5, 2018, the Reporting Persons were informed that the Nominating Committee had decided not to proceed with the appointment of a stockholder representative. The Reporting Persons believe that the Board would benefit from the addition of new directors, and the Reporting Persons intend to engage in discussions with the Issuer regarding board structure and composition. The Reporting Persons understand from their advisors that the Issuer has provided notification to Broadridge of a June 21st date for the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”). Pursuant to the Issuer’s Second Amended and Restated Bylaws (the “Bylaws”), the deadline for stockholder nominations of candidates for election as directors of the Issuer at an annual meeting of stockholders is 60 days prior to the date of such meeting, or April 22nd for the 2018 Annual Meeting. The Reporting Persons hope to engage in constructive dialogue with the Issuer regarding stockholder representation on the Board. In the event that the Reporting Persons and the Issuer cannot reach a mutually agreeable resolution, the Reporting Persons reserve their rights to nominate candidates for election as directors of the Issuer at the 2018 Annual Meeting . The Reporting Persons would view any attempt by the Issuer to advance the date of the 2018 Annual Meeting, and the corresponding nomination deadline, as a clear attempt to block stockholder nominations at the 2018 Annual Meeting and a manipulation of the Issuer’s corporate machinery to disenfranchise its stockholders.

The Reporting Persons look forward to engaging in discussions with the Issuer regarding board structure and composition, the Issuer’s financial position, any capital-raising activities that the Issuer may contemplate or undertake, and, generally, means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 09060J106

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 58,449,620 Shares outstanding as of March 13, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 15, 2018.

As of the close of business on April 9, 2018, Broadfin Master beneficially owned 4,278,819 Shares, constituting approximately 7.3% of the Shares outstanding. Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 4,278,819 Shares owned by Broadfin Master, constituting approximately 7.3% of the Shares outstanding. Mr. Kotler, as the managing member of Broadfin Capital, may be deemed to beneficially own the 4,278,819 Shares owned by Broadfin Master, constituting approximately 7.3% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)       By virtue of their respective positions with Broadfin Master, each of Broadfin Capital and Mr. Kotler may be deemed to have shared power to vote and dispose of the Shares reported owned by Broadfin Master.

(c)       Schedule B annexed hereto lists all transaction in the Shares during the past sixty days by the Reporting Persons.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 9, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

7

CUSIP No. 09060J106

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler, dated April 9, 2018.

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CUSIP No. 09060J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2018	BROADFIN CAPITAL, LLC

	By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Managing Member

BROADFIN HEALTHCARE MASTER FUND, LTD.

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Director

/s/ Kevin Kotler
Kevin Kotler

9

CUSIP No. 09060J106

SCHEDULE A

Directors and Officers of Broadfin Healthcare Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Kevin Kotler Director*	Managing Member of Broadfin Capital	300 Park Avenue, 25th Floor New York, New York 10022 United States of America	United States

Roger H. Hanson Director	Managing Director of DMS Offshore Investment Services	DMS House 20 Genesis Close P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Cayman Islands

Matt Auriemma Director	Director of HighWater Limited	HighWater Limited Grand Pavilion Commercial Centre, 1st Floor 802 West Bay Road Grand Cayman Cayman Islands	United States

*Mr. Kotler is a Reporting Person and, as such, the information with respect to Mr. Kotler called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 09060J106

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
BROADFIN HEALTHCARE MASTER FUND, LTD.
499,100	2.0138	03/20/2018
900	1.9500	03/20/2018
(500,000)	2.100	03/23/2018